Exhibit 4.30

EQUITY TRANSFER AGREEMENT

OF SMARTCONN CO., LIMITED

BETWEEN

POWERBRIDGE TECHNOLOGIES HONG KONG CO., LIMITED

AND

QIUXIA ZHANG

Dated January 6, 2022

Equity Transfer Agreement (“the Agreement”) was officially signed on January 6, 2022 by the following parties in Zhuhai, Guangdong Province, the People’s Republic of China:

Party A/Transferor: Zhang Qiuxia

ID number: 370303195409152854

Contact address: Building 10, Unit 4, Xishan 1st Street, Nanding Town, Zhangdian District, Zibo City, Shandong Province

Party B/Transferee: Powerbridge Technologies Hong Kong Co., Limited

Registered address: SUITE 1113A, 11/F., OCEAN CENTRE, HARBOUR CITY, 5 CANTON RD, TISM SHA TSUI, KL, HONG KONG

Party C/Target Company: SmartConn Co., Limited

Registered address: Room 1302, Cheung Kee Building, 84-86 Des Voeux Road Central, Hong Kong SAR

WHEREAS:

Party A has civil capacity and legal qualifications as a civil subject and is a shareholder of the Target Company holding 100% equity.

Party B is a limited liability company registered and validly existing in China and has civil subject qualifications.

The Target Company is a limited liability company registered and validly existing under the laws of the Hong Kong Special Administrative Region of China and has civil subject qualifications.

Party B intends to acquire 19.99% equity in the Target Company held by Party A. The three parties of Party A, Party B, and Party C have reached the Agreement on the acquisition of equity in accordance with the laws and regulations of the Civil Code of the People’s Republic of China, the Foreign Investment Law of the People’s Republic of China, and other relevant laws and regulations, and shall jointly abide by the Agreement.

I. Definitions

“Target Company” refers to SmartConn Co., Limited.

“Target Equity” refers to the 19.99% equity in the Target Company transferred by the Transferor to the Transferee.

“Effective Date” refers to the day on which all parties signed the Agreement, namely January 6, 2022.

“Transfer Consideration” refers to the equity transfer consideration paid by the Transferee to the Transferor for acquiring the Target Equity.

“This Transaction” refers to the Transferee’s acquisition of the Target Equity and the payment of the consideration in accordance with the Agreement.

“Controlling Shareholder” refers to Zhang Qiuxia.

“Original Shareholder” refers to Zhang Qiuxia.

“Related Party” refers to a party that controls or jointly controls another party, or exerts significant influence over another party, or two or more parties that are controlled, jointly controlled, or significantly influenced by the same party. “Control” refers to, with respect to a legal person, an individual or a group of individuals who directly or indirectly control more than 50% of the voting rights of the capital of the legal person, which is usually exercised at the shareholder meeting of the legal person; or who hold more than 50% of the voting rights in the board meeting or similar organization of the legal person; or who appoint or dismiss the majority of the members of the board of the legal person. With respect to any natural person, a related party refers to his or her immediate family members (i.e. spouse, children, brothers, sisters, and parents) and any other entity that the natural person and/or his or her immediate family members directly or indirectly, individually or jointly control.

“Affiliated Company” refers to a corporate alliance formed between two or more companies for specific economic purposes through capital penetration, contract connection,

II. Target Company and Target Equity

1. Basic Information of Target Company

Name: SmartConn Co., Limited.

Address/Registered Address: Room 1302, Cheung Kee Building, 84-86 Des Voeux Road Central, Hong Kong SAR

Registered Capital (RMB): N/A

Paid-up Capital (RMB): N/A

2. Shareholders of Target Company: Qiuxia ZHANG

As of the date of the Agreement, the equity structure of the target company is as follows:

Shareholder Name: Zhang Qiuxia

Shareholding Ratio: 100%

3. Target Equity

Party B intends to acquire 19.99% of the equity of the target company held by the transferor, as well as all the shareholder rights and interests under such target equity.

Upon the closing of this transaction, the equity structure of the target company will be as follows:

Shareholder Name and Shareholding Structure:

Zhang Qiuxia: 80.01%

Powerbridge Technologies Hong Kong Co., Limited: 19.99%

4. Pre-investment Valuation

(1) Stamp Technology Co., Ltd. (hereinafter referred to as “Stamp Company”) is an affiliated company of the target company. Before the transaction, the transferor held 100% of the equity of the target company, and the transferor is the actual controller of Stamp Company.

(2) According to the Asset Appraisal Report issued by Beijing Zhongqin Yongli Asset Appraisal Co., Ltd. (Report No. Zhongqin Yongli Pingbaozi [2021] No. 500780), as of December 31, 2021, the market value (the “valuation price”) of the BDIDAO project being developed by Stamp Company is RMB 304.5 million (RMB 304,500,000).

(3) Party B was listed on Nasdaq on April 2, 2019 with stock symbol “PBTS”. As of December 31, 2021, Party B’s total outstanding number of shares was 56.27 million, and the total market value was USD 30.217 million.

III. Equity Transfer

1. Equity Transfer Price

After friendly negotiation between Party A and Party B, Party A agrees to sell its 19.99% equity interest in the target company at 90% of the valuation price. Party B intends to exchange the 19.99% equity interest in the target company held by Party A with PBTS stock valued at RMB 54.78 million. Party A and Party B agree to adopt the lower of option [A] and option [B] listed hereinafter as stock price per share for this transaction. Therefore, the following option [A] is adopted as the unit price of the stock exchange for this transaction, which is US$0.50 per share. Based on that Party A and Party B agree to adopt the exchange priced quoted by Bank of China which was USD/RMB 6.393. The number of shares of PBTS to be transferred from Party B to Party A is 17,138,305 (the “transaction shares”).

[A]. US$0.5 per share.

[B]. The average price per share of 5 consecutive trading days prior to the effective date of the Agreement.

2. Payment method

Within one month from the effective date of the Agreement, Party A shall coordinate with Party B to proceed with the registration procedures for the shareholders of the Target Company, and within one month after Party B changes to be the shareholder of the Target Company, Party B shall deposit the transaction shares into Party A’s share account. The transaction shall be deemed to be closed upon the accomplishment of depositing shares into Party A’s share account at transfer agent.

3. Acquisition and Redemption of Equity Interests

Phase I: If Stamp Company successfully registers [2] software copyrights, issues [1] crypto ETF and officially operates by June 30, 2022, Party B will acquire another 31% equity interest in the Target Company on top of the 19.99% equity interest in the Target Company. If Stamp Company fails to complete [2] software copyrights and issue [1] crypto ETF and formally operate it by June 30, 2022, Party B acquires such 31% equity interest in the Target Company without paying or exchanging any shares or consideration to Party A.

Phase 2: If Stamp Company successfully registers [4] software copyrights, issues [2] crypto ETFs and formally operates by December 30, 2022, then Party B will acquire 49% of the equity interest in the Target Company on top of the 51% equity interest in the Target Company. If Stamp Company fails to complete [4] software copyrights and issue [2] crypto ETFs and formally operate them by December 30, 2022, Party B acquires such 49% equity interest in the Target Company without paying or exchanging any shares or consideration to Party A.

IV. Registration

1.	Within 1 month from the effective date of the Agreement, Party A shall cooperate with Party B to change the registration change procedure of the shareholders of the Target Company, and Party B shall exchange the PBTS shares to Party A within 1 month after Party B registered as shareholder of Target Company.

2.	Settlement date: The parties acknowledge and agree that the date of registration of the subject equity to Party B shall be the settlement date of the equity transfer, and Party B shall enjoy all the rights and obligations of a shareholder of the target company.

V. Rights and obligations

1.	Rights and obligations of Party A

(1) the equity interests held by Party A are true, legal and valid, and Party A enjoys the full right to dispose of the subject equity interests;

(2) Party A has completed the approval procedures of the internal authority and obtained effective authorization in accordance with the provisions of the Articles of Association for the Transaction and the signing of the Agreement;

(3) Party A has obtained the consent of a majority of the other shareholders of the Target Company in respect of the Transaction and the execution of the Agreement and such shareholders have waived their pre-emptive rights;

(4) The execution of the Transaction and the Agreement by Party A does not violate any laws and regulations and contracts signed with third parties

(5) If Party B elects to exchange target equity with PBTS shares, PBTS shares shall be subject to a lock-up period of six months and Party A shall comply with the provisions of relevant laws and regulations and shall not sell such equity interests in any form during the lock-up period;

(6) Party A shall cooperate with Party B in the procedures of change of equity registration.

2. Party B’s rights and obligations

(1) The equity interest in terms of holding PBTS shares by Party B is true, legal and valid, and enjoys full disposability of such equity interest, and the lock-up period of such equity interest has expired and can be traded;

(2) If Party B chooses to exchange equity interest in terms of PBTS shares for equity interest in the Target Company, Party B has obtained permission from the board of directors of Powerbridge Technologies Co., Ltd. upon the effectiveness the Agreement;

(3) Party B may receive dividends from the Target Company in proportion to its shareholding;

(4) Upon acquisition of the equity interest in the Target Company by Party B, Party B shall abide by the Articles of Association of the Target Company, safeguard the interests of the Target Company and keep the secrets of the Company.

VI. Undertaking and guarantee

1.	The Transferee and the Transferor undertake that they have carefully read all the terms and conditions of the Agreement and have understood the meaning of all the terms and conditions of the Agreement.

2.	The transferee and the transferor warrant that they have understood that the transferred equity represents the equity interest of the target company and the transferee can enjoy the rights and obligations of the shareholders in accordance with the shareholding ratio as agreed in the articles of association of the target company.

VII. Liability for breach of contract

1.	Each party to the Agreement shall be liable to the defaulting party for any breach of any of the provisions of the Agreement, which results in losses to the defaulting party. The scope of compensation includes, but is not limited to, all direct or indirect losses of the defaulting party and expenses incurred for the realization of rights, such as attorney’s fees, investigation fees, litigation fees, litigation preservation fees and travel expenses.

VIII. Amendment or Termination of the Agreement

The Agreement may be amended or terminated by consensus of the parties, but a separate written agreement shall be signed by the parties.

IX. Disputes

Any dispute arising from the performance of the Agreement shall be resolved by the parties through consultation. If consultation fails, either party shall have the right to file a lawsuit to the court with jurisdiction in the place where this contract is signed.

X. Miscellaneous

1. Notice and Service

The parties hereby confirm that the following address and addressee designated by each party as the address for receipt and addressee of the mailed documents (information):

(1) Party A designates the address for service as

Address: Unit 202, Unit 4, Building 10, Xishan 1 Street, Nan Ding Town, Zhang Dian District, Zibo City, Shandong Province
Tel: 15338191690

(2) Party B designates the address for delivery as follows

Address: 1F, Building D2, Southern Software Park, Tangjiawan, Xiangzhou District, Zhuhai City, Guangdong Province, Powerbridge Technologies

Tel: 86-0756-3395666

(3) Party C designates the address for service of process as

Address: Room 1302, Zhangji Building, 84-86 Des Voeux Road Central, Hong Kong Special Administrative Region

E-mail: shq168@protonmail.com

2.	If the above address is not agreed, the correspondence address stated on the first page of the Agreement shall be used as the address for service. Either party may change the address by giving ten working days’ notice to the other party. If the address is changed without notice to the other party, the other party shall bear all adverse consequences and responsibilities resulting from such change.

3.	Unless there is evidence of its prior receipt:

(1)	In the case of personal delivery, the notice shall be deemed to be delivered at the time of delivery to the said address;

(2)	In the case of delivery by registered mail, airmail or courier, postage prepaid, notice shall be deemed to be delivered five business days after mailing.

In the case of sending by e-mail, the notice shall be deemed to be served when it is sent by the sender to the specified e-mail into the specified system. The fact that a party refuses to sign for it, its whereabouts are unknown, it is returned or it cannot be served due to other reasons shall not affect the fact that the legal effect of the mailed instrument (information) has occurred.

4. Confidentiality

Except with the prior consent of the other parties, no party to the Agreement shall, and shall not permit any of its affiliates, directors, officers, employees, shareholders, agents, or directors, officers, employees or agents of the Company to, disclose any provision of the Agreement to any person, unless the information in question is

(1) Required to be disclosed by law, and if a party is required by law to disclose any confidential information, such party shall first notify the other party and discuss such information to be disclosed with the other parties

(2) Information that is or has become public knowledge other than as a result of a breach of the Agreement

(3) Information that each party is required to disclose for its business purposes to its senior management, outside professional advisors or investors who are shareholders or investors under a duty of confidentiality

(4) Without the prior written consent of the other party, neither party shall make any public announcement with respect to the Agreement or any matter of the Company, unless either party is required to make any public announcement in accordance with the relevant applicable laws and regulations.

5. Effectiveness

1. If some of the rights, obligations and other agreements under the Agreement are found to be invalid by judicial organs or arbitration bodies, it shall not affect the validity of other provisions under the Agreement.

2. The Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreements or understandings between the parties with respect to such subject matter when it becomes effective.

3. The Agreement shall be established and effective as of the date of its execution by the parties. Among them, natural persons shall sign in person and legal persons and other parties shall sign by their authorized representatives and affix their official seals.

4. The Agreement shall be executed in three copies, one for each party, each of which shall have the same legal effect.

(Intentionally Left Blank and the Signature Page Followed)

Party A (signature):

Date

Party B (seal):

Legal representative (signature):

Date

Party C (seal):

Date

Place of Execution: